

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 16, 2021

Kathleen Mahoney
Executive Vice President and Chief Legal Officer
SpartanNash Company
850 76th St SW
Grand Rapids, MI 49518

> **Re: SpartanNash Company**
> **Form 8-K**
> **Exhibit No. 10.1 and 10.2**
> **Filed October 9, 2020**
> **File No. 000-31127**

Dear Ms. Mahoney:

    We have concluded our assessment of your redacted exhibit for compliance with applicable form requirements and will process your supplemental response and related materials in accordance with your request.

Sincerely,

Division of Corporation Finance